UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

                                 SEC File Number
                                     1-12873

                                  CUSIP Number
                                   001988 10 4


(Check one):

[ ] Form 10-K and Form 10-KSB
[ ] Form 20-F
[ ] Form 11-K
[X] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

          For Period Ended:   September 25, 1998

          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR

          For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

          Full Name of Registrant: ASD Group, Inc.

          Former Name if Applicable:  N/A

          Address of Principal Executive Office (STREET AND NUMBER):
          1 Industry Street

          City, State and Zip Code: Poughkeepsie, New York  12603

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                                     PART II
                             RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]      (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F,
                           Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Company was involved in a restructuring at the beginning of this quarter. Completion of the restructuring has taken a significant amount of management's time away from preparation of accounting reports necessary to finalize the Form 10-QSB.

                                     PART IV
                                OTHER INFORMATION

              (1) Name and telephone number of person to contact in regard to this notification

                  KEVIN HOMON            (914) 452-3000
                  -----------            -------------------------------
                  (Name)                 (Area Code)  (Telephone Number)

              (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

              [X]  Yes  [  ] No

              (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

              [X]  Yes  [  ] No

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              If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For the three months ended September 25, 1998, the Company had net losses of approximately $ (850,000) on net sales of approximately $2,000,000 as compared to net losses of $(188,607) on net sales of $3,797,932 for the three months ended September 26, 1997.

                                 ASD GROUP, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

      Date:  November 9, 1998             By: /s/ PETER C. ZACHARIOU
                                              -----------------------------
                                                  Peter C. Zachariou, President

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